HARMONY METALS, INC.
315 University Avenue
Los Gatos, California 95030
Tel. (408) 899-5981
Fax: (925) 271-2741

March 7, 2012

Mr. William H. Thompson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harmony Metals, Inc. Item 4.01
Form 8-K Filed February 22, 2012
File No. 0-54249

Dear Mr. Thompson:

Reference is made to your comment letter, dated February 27, 2012, relating to the subject Form 8-K (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. Contemporaneously with the filing of this letter we are filing an amendment to the above referenced form 8-K.

1.	Please correct the commission file number on the cover page. Our records show that your commission file number is 0-54249.

Response: We have revised the cover page accordingly.

2.
Please revise your disclosure in the third paragraph to state whether LACPA’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Response: We have revised the disclosure accordingly.

3.
Please revise your disclosure in the sixth paragraph to state, if true, that you did not consult with Marcum, LLP regarding the matters in paragraph (a)(2) of Item 304 of Regulation S-K during the two most recent years or any subsequent interim period prior to engaging that accountant. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Mr. William H. Thompson
U.S. Securities and Exchange Commission
March 7, 2012

Response: We have revised the disclosure accordingly.

4.	Please file an updated letter from Lake & Associates, CPA’s LLC as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: We have filed an updated letter from Lake & Associates, CPA’s LLC as Exhibit 16.1 to Form 8-K/A filed concurrently with this response.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Harmony Metals, Inc.

By:	/s/ Jay Elliot
Name: Jay Elliot
Title: Chief Executive Officer